CONTRACT FOR TRANSFER OF RIGHTS AND OBLIGATIONS AND SALE AND PURCHASE OF ASSETS ENTERED INTO BY MINERA CAPELA S.A. DE C.V., HEREINAFTER CALLED "THE ASSIGNOR" REPRESENTED BY MR. JAIME LOMELIN GUILLEN, AND BY, MINERA PLATA ADELANTE, S.A. DE C.V. HEREINAFTER CALLED "THE ASSIGNEE" REPRESENTED BY ITS LEGAL REPRESENTATIVE MR. MIGUEL ANGEL CORNELIO ORDAZ RAMIREZ, AS WELL AS ENDEAVOUR SILVER CORP, HEREINAFTER "ENDEAVOUR" REPRESENTED BY ITS LEGAL REPRESENTATIVE MR. JUAN MANUEL GONZALEZ OLGUIN IN ACCORDANCE WITH THE FOLLOWING STATEMENTS AND CLAUSES

STATEMENTS

[Stamp: Notary Adrian R.Iturbe Galindo, Notary Office 139, Mexico City, Federal District, United States of Mexico]

I. THE ASSIGNOR states:

a) That it is a mining company constituted in accordance with the laws of the United States of Mexico with Federal Taxpayer Registration No. MCA-750310-LHA.

b) That it is the holder of rights on the mining concessions which cover the lots located in the municipality of Guanacevi, Durango, hereinafter "THE LOTS" which are indicated hereafter:

LOT	TITLE No.	CONCESSION TYPE	SURFACE AREA
SAN PEDRO UNO	191143	USE	49,8437 HECTARES
SAN GUILLERMO	179601	USE	5,0000 HECTARES
UNIFICACION FLORA	189233	USE	36,5506 HECTARES
UNIFICATION SANTA CRUZ	186577	USE	28,5896 HECTARES
SANTA CRUZ DOS	191773	USE	113,5387 HECTARES
NUESTRA SENORA	185412	USE	5,6000 HECTARES
SAN MARCOS	185486	USE	5,5469 HECTARES
SAN VICENTE	187020	USE	8,0000 HECTARES
EL PELAYO Y ANEXAS	193392	USE	56,2519 HECTARES

c) that the mining concessions that cover "THE LOTS" are current with compliance of obligations noted in the Mining Law and its Code.

[signatures illegible]

[Stamp: Notary Adrian R.Iturbe Galindo, Notary Office 139, Mexico City, Federal District, United States of Mexico]

d) that it is the owner of the properties reported in Appendix A, hereinafter "**THE PROPERTIES**", said appendix signed by "**THE ASSIGNOR**" and the "Assignee", hereinafter "**THE PARTIES**" is an integral part of this contract.

e) that presently it has signed with Minera Santa Cruz and Garibaldi S.A. de C.V. mining rights contracts with respect to the mining concessions reported in paragraph b) of this statement, with the exception of the mining concessions which cover the lots: Nuestra Senora, San Marcos and San Vicente, as well as leasing of machinery, equipment and facilities, and various amendment agreements to the Contracts previously mentioned, which expire in the year 2016.

f) that is legal representative has sufficient powers for the signature of this contract.

g) that it desires to transfer to "**THE ASSIGNEE**" the rights and obligations on the mining concessions which cover "**THE LOTS**" described in paragraph b) as well as selling the "Properties" to which paragraph d) refers, both included in the statement of this contract.

II. "**THE ASSIGNEE**" states:

a) that it is a mining company constituted in accordance with the laws of the United States of Mexico, with Federal Taxpayer Registration No. MPA-050114-B-19.

b) that its legal representative has powers sufficient to represent and obligate it under the terms of this contract.

c) that it desires to acquire the rights on the mining concessions that cover "**THE LOTS**" which are described in paragraph b), as well as "**THE PROPERTIES**" referred to in paragraph d), both included in the previous statement I of this contract.

d) that by virtue of "**THE ASSIGNOR**" transferring to it the rights on the mining concessions that cover "**THE LOTS**" and sells "**THE PROPERTIES**" it subrogates the rights and obligations with respect to the contracts and amended agreements to the same, which are referred to in paragraph e) of statement I of this contract.

[signatures illegible]

[Stamp: Notary Adrian R.Iturbe Galindo, Notary Office 139, Mexico City, Federal District, United States of Mexico]

III. "ENDEAVOUR" states:

a) that it is a company duly constituted in accordance with the laws of the province of British Columbia, Canada.

b) that it appears in this contract to obligate itself jointly with "THE ASSIGNEE" according to what is set forth in the second and fourth clauses of this contract.

c) that its legal representative has sufficient powers to represent and obligate it under the terms of this contract.

The foregoing statements having been made, the parties grant the following

CLAUSES

FIRST. "THE ASSIGNOR" transfers for consideration to "THE ASSIGNEE" who acquires without any limitation or encumbrance whatsoever, the rights and obligations on the mining concessions that cover "THE LOTS" which are mentioned in paragraph b) of previous statement I of this contract.

At the same time "THE ASSIGNOR" sells to "THE ASSIGNEE" who in turn purchases "THE PROPERTIES" referred to in paragraph d) of the previous statement I of the chapter of statements of this contract.

"THE ASSIGNEE" by virtue of the transfer of rights and obligations mentioned in the first paragraph of this clause, as well as by reason of the purchase of "THE PROPERTIES" which are referred to in the previous paragraph, subrogates the rights and obligations of the contracts and agreements which are referred to in paragraphs e) of statement I as well as d) of statement II, both included in the chapter of statements of this contact. At the same time, "THE ASSIGNEE" engages to notify the foregoing to **Minera Santa Cruz Y Garibaldi, S.A. de C.V.**

SECOND. "THE ASSIGNEE" engages to pay "THE ASSIGNOR" as compensation for this transfer of rights and obligations with respect to the mining concessions that cover "THE LOTS", as well as for the purchase of "THE PROPERTIES" the royalty indicated in the following fifth paragraph of this present clause, plus the relative Value Added Tax.

[signatures illegible]

[Stamp: Notary Adrian R.Iturbe Galindo, Notary Office 139, Mexico City, Federal District, United States of Mexico]

In addition to the royalty that is mentioned in the previous paragraph, as consideration for this transfer of rights and obligations with respect to the mining concessions that cover "THE LOTS", as well as for the purchase of "THE PROPERTIES", Endeavour Silver Corp. engages to issue to "THE ASSIGNOR" or to whom the latter may designate 1,000,000 (one million) shares of "ENDEAVOUR", within a period of 30 (thirty) calendar days counted starting from the signature and ratification of this contract, subject to the requirements of the Toronto Stock Exchange (TSX Venture Exchange), which will be delivered by "THE ASSIGNOR" to "THE ASSIGNEE" within the aforesaid period. In addition "ENDEAVOUR" is obligated to issue to "ASSIGNOR" or to whom the latter may designate, within the period of 30 (thirty) calendar days, counted starting from the signature and ratification of this contract, 1,000,000 (one million) certificates for the purchase of shares, each of which grants to "THE ASSIGNOR" or to whom the latter may designate, the right to purchase an ordinary share issued by "ENDEAVOUR" at a price of Canadian dollars $2.10 (TWO DOLLARS 10/100, currency which is legal tender in Canada) if purchased within the period of 1(one) year or at a price of Canadian dollars $2.30 (TWO DOLLARS 30/100 currency which is legal tender in Canada), if it is purchased within a period of 2 (two) years counted starting from the date of issue of said certificates for the purchase of shares.

"THE PARTIES" agree that "ENDEAVOUR" shall submit this contract, within a period of 15 (fifteen) calendar days counted starting from the signature and ratification of this contract, to the Toronto Stock Exchange Canada (TSX Venture Exchange) for its approval, and agree that the rights and obligations included therein shall be subject to the fulfillment of the condition precedent which consists of the approval of the terms and conditions of this contract by the Toronto Stock Exchange (TSX Venture Exchange) within the period of 30 (thirty) calendar days as noted in the previous paragraph.

"THE PARTIES" agree that the shares to be delivered by "THE ASSIGNEE" to "THE ASSIGNOR" or to whom the latter may designate will be applied in the following manner:

	PERCENTAGE	NUMBER OF SHARES
"THE LOTS"	94 %	940,000
"THE PROPERTIES"	6%	60,000
TOTAL	100%	1,000,000

[signatures illegible]

"THE ASSIGNEE" engages to pay to "THE ASSIGNOR" according to what is noted in the first paragraph of this clause a royalty of 3% (three percent) plus the Value Added Tax, as described hereinafter, as said obligation shall be created at the start of the use of "THE LOTS".

a) An amount equivalent to 3% (three percent) monthly on the net value of the mineral that is extracted from "THE LOTS" during the entire duration of use, "net value" is understood to mean the amount resulting after deducting the payments that the first-hand buyer makes to "THE ASSIGNEE" the charges resulting from the process of smelting and refining of concentrates, precipitates, as well as expenses for processing fees, write-offs, taxes if applicable, and freight charges between the place of primary benefit and the point where the sale is carried out.

b) "THE ASSIGNEE" engages to sell to **MET-MEX PENOLES, S.A. de C.V.** all concentrates and/or minerals and/or any product originating from "THE LOTS" included in this contract and to deliver them to the **MET-MEX PENOLES, S.A. de C.V.** plant located in Torreon, Coahuila, for the duration of the mining concessions that cover "THE LOTS".

"THE ASSIGNEE" authorizes **MET-MEX PENOLES, S.A. de C.V.** to carry out the necessary discounts for the payment of royalties and deliver it to "THE ASSIGNOR" who in its turn will deliver to "THE ASSIGNEE" an invoice that complies with the corresponding tax requirements.

c) All minerals containing gold and silver, or the sale of minerals in a natural state, gold-silver-bearing precipitates and/or concentrates or the obtainment of refined metals other than gold and silver, for which a royalty will be payable must be weighed and measured, sampled and analyzed in accordance with generally accepted mining and metallurgy practices. Said sampling will be carried out at the time that it is decided to process these minerals. "THE ASSIGNOR" will have the right to name a representative who shall be present at the time the samplings are taken, to be charged to "THE ASSIGNOR" always and if "THE ASSIGNEE" is notified of said nomination. After this measurement, "THE ASSIGNEE" may carry out blending or segregation of said minerals, materials or products with minerals or products of other mine lots.

d) When royalties are to be paid, these shall be calculated and must be paid at the time the final settlements are made by **MET-MEX PENOLES, S.A. de C.V.** Said payments must be accompanied by a payment statement which demonstrates in reasonable detail the quantities and grades of silver and gold processed by "THE ASSIGNEE" and the

[signatures illegible]

[Stamp: Notary Adrian R.Iturbe Galindo, Notary Office 139, Mexico City, Federal District, United States of Mexico]

dollar amount of sales during the preceding calendar month and any other pertinent information in sufficient detail to explain the calculation of the royalty payment.

e) "THE ASSIGNOR" will have the right to object to the calculation and/or payment of the royalty through a written notice addressed to "THE ASSIGNEE" specifically noting the nature of the objection, within a period of 120 (one hundred twenty) working days after "THE ASSIGNOR" has received the specific monthly statement as set forth herein. "THE ASSIGNOR" will have the right, through a notice and at a reasonable time to audit "THE ASSIGNEE'S" accounting and the related records for the calculation of the monthly statement in question, during a period of 30 (thirty) working days after "THE ASSIGNEE" has received the notice making the respective objection. If the audit determines that there has been a shortfall in the payment made to "THE ASSIGNOR" the difference will be added to the next monthly royalty payment.

f) "THE ASSIGNOR" will assume all expenses and costs generated by the audit in the event that no shortfall is determined in the payment of royalties made by "THE ASSIGNEE". "THE ASSIGNEE" will assume all expenses and costs generated by the audit in the event that it is determined that a shortfall of 5% (five percent) or more exists in said payment of royalties. In the event that a shortfall is less than 5% (five percent) the expenses and costs generated by the audit will be paid in equal parts by "THE PARTIES".

g) All books and ledgers used by "THE ASSIGNEE" to calculate the royalty will be kept in accordance with the accounting principles generally accepted in Mexico.

h) Within the first five days after the end of the calendar month "THE ASSIGNEE" will deliver to "THE ASSIGNOR" at the former's office, a production sheet in which the production of "THE LOTS" appears, so that" THE ASSIGNOR" may analyze the production and return a copy of same to "THE ASSIGNEE" signing for acceptance, any doubts that "THE ASSIGNOR" may have with respect to production in part or in total must be clarified by "THE ASSIGNEE" for this purpose "THE ASSIGNOR" will have the right to inspect the mining works carried out by "THE ASSIGNEE" who in addition must allow "THE ASSIGNOR'S" personnel to review all technical information it has available such as sampling and geological plans, geological sections and mineral clearing, final or advance work, to resolve doubts and/or corrections.

[signatures illegible]

[Stamp: Notary Adrian R.Iturbe Galindo, Notary Office 139, Mexico City, Federal District, United States of Mexico]

Taxes deriving from aforesaid payments in virtue of said transfer of rights and sale, correspond to each one of the parties who generated them, according to applicable tax laws.

THIRD. With the exception of any responsibility relative to the mining concessions which cover the lots San Vicente, title number 187020, San Marcos, title number 185486 and Nuestra Senora, title number 185412, the responsibilities deriving from the rights on the mining concessions which cover "THE LOTS" which are the subject of this contract, of a legal, administrative, tax, labor nature or any other type which originated prior to the date of signature of this contract, will be charged to "THE ASSIGNEE" who will be responsible for all legal consequences thereby releasing "THE ASSIGNOR" from all responsibility which may emerge from the knowledge of any expense that "THE ASSIGNOR" may grant for these items, must be previously notified to "THE ASSIGNEE" who will proceed with its reimbursement.

FOURTH. "THE ASSIGNOR" will make its best effort so that "THE ASSIGNEE" will have the possibility of acquiring the rights on mining concessions that are not of interest to "THE ASSIGNOR" and will support "THE ASSIGNEE" in acquiring rights on mining concessions of any third party that is also not of interest to "THE ASSIGNOR". As compensation for the foregoing, when these involve mining concessions where "THE ASSIGNOR" is the titleholder, "THE PARTIES" will negotiate the price of the same. When it involves mining concessions originating from third parties and "THE ASSIGNOR" should inform "THE ASSIGNEE" the latter will pay "THE ASSIGNOR" 5% of the price on the rights of the mining concessions to be negotiated, through the issuance of shares of Endeavour Silver Corp.

In reciprocity for what is noted in the previous paragraph, "THE ASSIGNEE" will make its best effort to offer at the time to "THE ASSIGNOR" projects that involve mining concessions that are of a size greater than "THE ASSIGNEE'S" scale of operations and which are of interest to "THE ASSIGNOR", as well as projects which also involve rights on third parties' mining concessions which are also of interest to "THE ASSIGNOR", "THE PARTIES" negotiating at that time the price of same, with respect to those for which "THE ASSIGNEE" is titleholder. When it concerns projects relative to mining concessions originating from third parties and "THE ASSIGNEE" informs "THE ASSIGNOR" the latter shall pay to "THE ASSIGNEE" in cash 5% of the price that is paid on the rights of the mining concessions to be negotiated.

FIFTH. "THE PARTIES" indicate the following as their domiciles to hear and receive all types of notices:

[signatures illegible]

[Stamp: Notary Adrian R. Iturbe Galindo, Notary Office 139, Mexico City, Federal District, United States of Mexico]

"THE ASSIGNOR"

MINERA CAPELA, S.A. DE C.V.

Moliere 222 Piso 4°
Col. Los Morales
Seccion Palmas
11540 Mexico, D.F.
Attn.: Mr. Octavio Alvidrez Cano

"THE ASSIGNEE"

MINERA PLATA ADELANTE, S.A. DE. C.V. AND/OR ENDEAVOUR SILVER CORP.

800-850 West Hastings Street
Vancouver, B.C.
V6C 1E1 Canada
fax: 604-685-6744
Attn.: Mr. Godfrey J. Walton

cc: [Law Offices] Bufete Gonzalez Olguin, S.C.

Bosque de Alisos 47 B Desp. 101
Bosque de las Lomas
CP 05120 Mexico, D. F.
fax 55-30-00-40-40

Attn: Mr. Juan Manuel Gonzalez Olguin

The parties may change the aforementioned domiciles at any time, notifying the other party in writing of this situation, with prior notice of 10 (ten) calendar days.

SIXTH. For the interpretation, fulfillment and execution of this contract, the parties agree to subject themselves to the competent laws and courts of Mexico City, Federal District, independent of any others that by reason of their present or future domiciles or for any other reason may be applicable to them.

SEVENTH. The parties engage to ratify this contract before the notary selected by "THE ASSIGNOR" and all expenses and honoraria

[signatures illegible]

[Stamp: Notary Adrian R.Iturbe Galindo, Notary Office 139, Mexico City, Federal District, United States of Mexico]

originating from the issuance of the document will be the responsibility of "THE ASSIGNEE" as well as also the expenses for registration in the Public Registry of Mines.

The contract having been read, the parties sign it in sign of acceptance on June, the 28th of 2005, in Mexico City, Federal District.

THE ASSIGNOR
MINERA CAPELA S.A. DE C.V.

THE ASSIGNEE
MINERA PLATA ADELANTE, SA. DE C.V.

[Stamp: Notary Adrian R.Iturbe Galindo, Notary Office 139, Mexico City, Federal District, United States of Mexico]

[signature illegible]

Jaime Lomelin Guillen
Legal Representative

[signature illegible]

Miguel Angel Cornelio Ordaz Ramirez
Legal Representative

Endeavour Silver Corp.
[signature illegible]

Juan Manuel Gonzalez Olguin
Legal Representative

[Stamp: Notary Adrian R.Iturribe Galindo, Notary Office 139, Mexico City, Federal District, United States of Mexico]

APPENDIX A

Code	Description	Number Active	Location	Status
[PAGE ILLEGIBLE]				

[signatures illegible]

MINERA CAPELA, S.A. DE C.V.
GUANIACEVI UNIT

[Stamp: Notary Adrian R.Iturbe Galindo, Notary Office 139, Mexico City, Federal District, United States of Mexico]

APPENDIX A

Code	Description	Number Active	Location	Status
		[PAGE ILLEGIBLE]		

[signatures illegible]

---- I, ADRIAN ROGELIO ITURBIDE GALINDO, NOTARY ONE HUNDRED THIRTY NINE OF THE FEDERAL DISTRICT, CERTIFY: that through document number fifty-one thousand six hundred sixty, dated the June the twenty-eighth of two thousand and five, drawn up in the Notary's Register of Notary Office one hundred thirty six, in which I acted as Associate, the titleholder being Mr. José Manuel Gomez del Campo Lopez; Mr. Jaime Lomelin Guillen, in representation of "MINERA CAPELA", a variable capital corporation, and Mr. **Miguel Angel Cornelio Ordaz Ramirez** in representation of "Minera Plata Adelante" a variable capital corporation, and Mr. **Juan Manuel Gomez Olguin**, in representation of "ENDEAVOUR Silver Corp.", the persons appearing having been duly accredited in the same document; the first known to me and the others duly identified; all legally qualified, recognized as their signatures those that appear on this document as having been affixed by their hand and in their handwriting and they ratify it in all its parts, signing again in confirmation on the twenty-eighth day of June, two thousand and five. I CERTIFY.---------------

[Stamp: Notary Adrian R.Ituribe Galindo,
Notary Office 139, Mexico City,
Federal District, United States of Mexico] [signature illegible]

Minera 'Capela' S.A. DE C.V.
represented by Mr. Jaime Lomelin Guillen

[signature illegible]
Minera Plata Adelante S.A. de C.V.
represented by Mr. Miguel Angel Cornelio Ordaz Ramirez

[signature illegible]
"Endeavour Silver Corp."
represented by Mr. Juan Manuel Gonzalez Olguin
[signature illegible]

[Stamp: Notary Adrian R.Ituribe Galindo,
Notary Office 139, Mexico City, Federal
District, United States of Mexico]
[Tax duty stamp]

Adrian Rogelio Iturbide Galindo
Notary One Hundred Thirty Nine
of the Federal District

TRANSPERFECT | TRANSLATIONS

Certificate of Accuracy

I, Andrew Green, of TransPerfect Translations Inc., an ISO 9001:2000 Certified company, do hereby declare that the following documents, as translated by a team of TransPerfect's linguists, are to the best of my knowledge and belief true and correct translations of the following "legal contracts" from Spanish into English.

I so declare under penalty of perjury under the laws of the State of Washington on this day, September 28, 2005.

[signature]

Andrew Green – Director, Business Development
TransPerfect Translations, Inc.
Seattle, Washington, U.S.A.

CONTRATO DE CESION DE DERECHOS Y OBLIGACIONES Y COMPRAVENTA DE BIENES QUE CELEBRAN POR UNA PARTE MINERA CAPELA, S.A. DE C.V., A LA QUE EN LO SUCESIVO SE LE DENOMINARÁ "LA CEDENTE", REPRESENTADA POR EL ING. JAIME LOMELÍN GUILLÉN, Y POR LA OTRA PARTE MINERA PLATA ADELANTE, S.A. DE C.V., EN LO SUCESIVO DENOMINADA "LA CESIONARIA" REPRESENTADA POR SU APODERADO EL ING. MIGUEL ÁNGEL CORNELIO ORDAZ RAMÍREZ, ASÍ COMO ENDEAVOUR SILVER CORP., EN LO SUCESIVO "ENDEAVOUR", REPRESENTADA POR SU APODERADO EL LIC. JUAN MANUEL GONZÁLEZ OLGUÍN DE CONFORMIDAD CON LAS SIGUIENTES DECLARACIONES Y CLAUSULAS

DECLARACIONES

LIC. ADRIAN R. ITURBIDE GALINDO
ESTADOS UNIDOS MEXICANOS
NOTARIA 139 DISTRITO FEDERAL, MEXICO

I.- Declara **"LA CEDENTE"**:

a) Que es una sociedad minera constituida de conformidad con las leyes de los Estados Unidos Mexicanos, con Registro Federal de Contribuyentes MCA-750310-LHA.

b) Que es titular de los derechos sobre las concesiones mineras que amparan los lotes ubicados en el Municipio de Guanaceví, Dgo., en adelante **"LOS LOTES"** que se indican a continuación:

LOTE	TITULO No.	TIPO DE CONCESION	SUPERFICIE
SAN PEDRO UNO	191143	EXPLOTACIÓN	49.8437 HAS.
SAN GUILLERMO	179601	EXPLOTACIÓN	5.0000 HAS.
UNIFICACIÓN FLORA	189233	EXPLOTACIÓN	36.5506 HAS.
UNIFICACIÓN SANTA CRUZ	186577	EXPLOTACIÓN	28.5896 HAS.
SANTA CRUZ DOS	191773	EXPLOTACIÓN	113.5387 HAS.
NUESTRA SEÑORA	185412	EXPLOTACIÓN	5.6000 HAS.
SAN MARCOS	185486	EXPLOTACIÓN	5.5469 HAS.
SAN VICENTE	187020	EXPLOTACIÓN	8.0000 HAS.
EL PELAYO Y ANEXAS	193392	EXPLOTACIÓN	56.2519 HAS.

c) Que las concesiones mineras que amparan **"LOS LOTES"** se encuentran al corriente en el cumplimiento de las obligaciones que señalan la Ley Minera y su Reglamento.

d) Que es propietaria de los bienes muebles que se relacionan en el Anexo A, en lo sucesivo **"LOS BIENES MUEBLES"**, el cual firmado por **"LA CEDENTE"** y **"LA CESIONARIA"**, en lo sucesivo **"LAS PARTES"**, pasa a formar parte integrante del presente contrato.

e) Que actualmente tiene celebrados con Minera Santa Cruz y Garibaldi, S.A. de C.V. contratos de explotación minera respecto de las concesiones mineras relacionadas en el inciso b) de la presente declaración, a excepción de las concesiones mineras que amparan los lotes **NUESTRA SEÑORA, SAN MARCOS** y **SAN VICENTE**, así como de arrendamiento de maquinaria, equipo e instalaciones, y diversos convenios modificatorios a los Contratos anteriormente mencionados, los cuales vencen en el año 2016.

f) Que su apoderado cuenta con las facultades suficientes para la celebración del presente contrato.

g) Que es su deseo ceder en favor de **"LA CESIONARIA"** los derechos y obligaciones sobre las concesiones mineras que amparan **"LOS LOTES"** descritos en el inciso b), así como vender **"LOS BIENES MUEBLES"** a que se refiere el inciso d), ambos de esta declaración del presente contrato.

II.- Declara **"LA CESIONARIA"**:

a) Que es una sociedad minera constituida de acuerdo a las Leyes de los Estados Unidos Mexicanos, con Registro Federal de Contribuyentes No. MPA-050114-B19.

b) Que su apoderado cuenta con las facultades suficientes para representarla y obligarla en los términos de este contrato.

c) Que desea adquirir los derechos sobre las concesiones mineras que amparan **"LOS LOTES"** que se describen en el inciso b), así como **"LOS BIENES MUEBLES"** a que se refiere el inciso d), ambos de la declaración I anterior del presente contrato.

d) Que en virtud de que **"LA CEDENTE"** le transmite los derechos sobre las concesiones mineras que amparan **"LOS LOTES"** y vende **"LOS BIENES MUEBLES"** se subroga en los derechos y obligaciones respecto de los contratos y convenios modificatorios a los mismos, a que se refiere el inciso e) de la declaración I del presente contrato.

LIC. ADRIAN R. ITURBIDE GALINDO
ESTADOS UNIDOS MEXICANOS
NOTARIA 139 DISTRITO FEDERAL, MEXICO

III.- Declara "ENDEAVOUR":

a) Que es una sociedad debidamente constituida conforme a las leyes de la Provincia de Columbia Británica, Canadá.

b) Que comparece en el presente contrato para obligarse conjuntamente con "LA CESIONARIA", de acuerdo a lo establecido en la cláusula segunda y cuarta del presente contrato.

c) Que su apoderado cuenta con las facultades suficientes para representarla y obligarla en los términos de este contrato.

Hechas las declaraciones anteriores, las partes otorgan las siguientes

CLÁUSULAS

PRIMERA.- "LA CEDENTE" cede a título oneroso en favor de **"LA CESIONARIA"**, quien adquiere sin limitación ni gravamen alguno, los derechos y obligaciones sobre las concesiones mineras que amparan **"LOS LOTES"** que se mencionan en el inciso b) de la declaración I anterior del presente contrato.

Asimismo **"LA CEDENTE"** vende a **"LA CESIONARIA"** quien a su vez compra **"LOS BIENES MUEBLES"** a que se refiere el inciso d) de la declaración I anterior del capítulo de declaraciones del presente contrato.

"LA CESIONARIA", en virtud de la cesión de derechos y obligaciones mencionada en el primer párrafo de esta cláusula, así como con motivo de la compraventa de **"LOS BIENES MUEBLES"** a que se refiere el párrafo anterior, se subroga en los derechos y obligaciones de los contratos y convenios a que se refieren los incisos e) de la declaración I así como d) de la declaración II, ambos del capítulo de declaraciones del presente contrato. Asimismo, **"LA CESIONARIA"** se obliga a notificar lo anterior a **MINERA SANTA CRUZ Y GARIBALDI, S.A. DE C.V.**

SEGUNDA.- "LA CESIONARIA" se obliga a pagar a **"LA CEDENTE"** como contraprestación por la presente cesión de derechos y obligaciones respecto de las concesiones mineras que amparan **"LOS LOTES"**, así como por la compraventa de **"LOS BIENES MUEBLES"** la regalía que en el siguiente quinto párrafo de la presente cláusula se indica, más el Impuesto al Valor Agregado correspondiente.

Además de la regalía que se menciona en el párrafo anterior, como contraprestación por la presente cesión de derechos y obligaciones respecto de las concesiones mineras que amparan **"LOS LOTES"**, así como por la compraventa de **"LOS BIENES MUEBLES"**, Endeavour Silver Corp se obliga a emitir en favor de **"LA CEDENTE"** o a quien ésta última designe **1,000,000** (un millón) de acciones de **"ENDEAVOUR"**, dentro de un término de 30 (treinta) días naturales contados a partir de la firma y ratificación del presente contrato, con sujeción a los requisitos de la Bolsa de Valores de Toronto (TSX Venture Exchange), las cuales serán entregadas por **"LA CESIONARIA"** a **"LA CEDENTE"** dentro del término mencionado. Se obliga además **"ENDEAVOUR"** a emitir en favor de **"LA CEDENTE"** o a quien ésta última designe, dentro del término de 30 (treinta) días naturales, contados a partir de la firma y ratificación del presente contrato, 1,000,000 (un millón) de certificados para compra de acciones, cada uno de los cuales otorga a **"LA CEDENTE"** o a quien ésta última designe, el derecho de comprar una acción ordinaria emitida por **"ENDEAVOUR"** a un precio de CAN $2.10 (DOS DÓLARES 10/100 MONEDA DE CURSO LEGAL EN CANADÁ) si se compra dentro del plazo de 1 (uno) año o a un precio de CAN $2.30 (DOS DÓLARES 30/100 MONEDA DE CURSO LEGAL EN CANADÁ) si se compra dentro de un plazo de 2 (dos) años contados a partir de la fecha de emisión de los mencionados certificados para compra de acciones.

"LAS PARTES" están de acuerdo en que **"ENDEAVOUR"** presente, dentro del término de 15 (quince) días naturales contados a partir de la firma y ratificación del presente contrato, ante la Bolsa de Valores de Toronto, Canadá (TSX Venture Exchange) el presente contrato, para su aprobación, y convienen en que los derechos y obligaciones comprendidos en el mismo están sujetos al cumplimiento de la condición suspensiva consistente en que la Bolsa de Valores de Toronto, Canadá (TSX Venture Exchange) apruebe dentro del término de 30 (treinta) días naturales señalado en el párrafo anterior los términos y condiciones de este contrato.

"LAS PARTES" convienen en que las acciones a entregar por **"LA CESIONARIA"** a **"LA CEDENTE"** o a quien ésta última designe se aplicarán de la siguiente forma:

	PORCENTAJE	No. DE ACCIONES
"LOS LOTES"	94%	940,000
"LOS BIENES MUEBLES"	6%	60,000
TOTAL	100%	1,000,000

"LA CESIONARIA" se obliga a pagar conforme a lo señalado en el primer párrafo de esta cláusula a "LA CEDENTE", una regalía del 3% (tres por ciento) más el Impuesto al Valor Agregado, como se describe a continuación, generándose dicha obligación cuando inicie la explotación de "LOS LOTES".

a) La cantidad equivalente al 3% (tres por ciento) mensual sobre el valor neto del mineral que se extraiga de "LOS LOTES" durante todo el tiempo que dure la explotación, entendiéndose como "valor neto" la cantidad que resulte de deducir del pago que el comprador de primera mano haga a "LA CESIONARIA" los cargos que resulten del tratamiento de fundición y refinación de los concentrados, precipitados, así como los gastos por maquila, castigos, impuestos en su caso, y los fletes entre el lugar de beneficio primario y el punto en el que se realice la venta.

b) "LA CESIONARIA" se obliga a vender a **MET-MEX PEÑOLES, S. A. de C.V.** todos los concentrados y/o minerales y/o cualquier producto que provengan de "LOS LOTES" comprendidos en el presente contrato y a entregarlos en la Planta de **MET-MEX PEÑOLES, S.A. DE C.V.**, ubicada en Torreón, Coah., durante la vigencia de las concesiones mineras que amparan "LOS LOTES".

"LA CESIONARIA" autoriza a **MET-MEX PEÑOLES, S.A. de C.V.**, a realizar los descuentos necesarios para el pago de regalía y entregárselo a "LA CEDENTE", quien a su vez entregará a "LA CESIONARIA" la factura que cumpla con los requisitos fiscales correspondientes.

c) Todos los minerales que contengan oro y plata, o la venta de minerales en estado natural, doré precipitados y/o concentrados o la obtención de metales refinados diferentes al oro y plata, para los cuales sea pagable una regalía deberán ser pesados y medidos, muestreados y analizados de conformidad con las prácticas de minería y metalurgia generalmente aceptadas. Dicho muestreo será realizado en el momento que se decida beneficiar esos minerales. "LA CEDENTE" tendrá el derecho de nombrar a un representante que esté presente al momento de que las muestras sean tomadas, con cargo a "LA CEDENTE", siempre y cuando avise de tal nombramiento a "LA CESIONARIA". Luego de esa medición "LA CESIONARIA" podrá realizar mezclas o segregaciones de tales minerales, materiales o productos con minerales o productos de otros lotes mineros.

d) Cuando se deban pagar regalías, éstas se calcularán y deberán pagarse al momento en que se haga la liquidación final por parte de **MET MEX PEÑOLES, S.A. DE C.V.** Dichos pagos deberán estar acompañados por un estado de cuenta de pago que muestre con un detalle razonable las cantidades y grados del oro y plata procesado por "LA CESIONARIA" y el

monto en dólares de las ventas durante el mes calendario que precede y cualquier otra información pertinente con suficiente detalle para explicar el cálculo del pago de la regalía.

e) "LA CEDENTE" tendrá derecho a objetar el cálculo y/o pago de la regalía mediante un aviso por escrito dirigido a "LA CESIONARIA", señalando en forma específica en qué consiste la objeción, dentro de un plazo de 120 (ciento veinte) días hábiles siguientes a que "LA CEDENTE" haya recibido el estado de cuenta mensual particular como aquí se establece. "LA CEDENTE" tendrá el derecho, mediante un aviso y en una hora razonable a auditar la contabilidad de "LA CESIONARIA" y sus registros relativos al cálculo del estado de cuenta mensual en cuestión, durante un período de 30 (treinta) días hábiles posteriores a que "LA CESIONARIA" haya recibido el escrito haciendo la objeción respectiva. Si de la auditoría se determina que ha habido una deficiencia en el pago hecho a "LA CEDENTE", la diferencia se agregará al siguiente pago mensual de la regalía.

f) "LA CEDENTE" sufragará todos los gastos y costos que cause la auditoría en caso de que no se determine deficiencia alguna en el pago de regalías efectuado por "LA CESIONARIA". "LA CESIONARIA" sufragará todos los gastos y costos que cause la auditoría en caso de que se determine que existe una deficiencia de 5% (cinco por ciento) o más en el mencionado pago de regalías. En caso de que la deficiencia que resulte sea menor a 5% (cinco por ciento) los gastos y costos que cause la auditoría serán solventados en partes iguales por "LAS PARTES".

g) Todos los libros y registros utilizados por "LA CESIONARIA" para calcular la regalía, serán llevados de acuerdo a los principios de contabilidad generalmente aceptados en México.

h) Dentro de los primeros cinco días después de terminado el mes calendario "LA CESIONARIA" entregará a "LA CEDENTE" en la oficina de la primera, la hoja de producción en la que aparezca la producción de "LOS LOTES", para que "LA CEDENTE" haga un análisis de la producción y regrese una copia de la misma a "LA CESIONARIA" firmando de conformidad, cualquier duda que tenga "LA CEDENTE" respecto a la producción en parte o en su totalidad deberá ser aclarada por parte de "LA CESIONARIA" para lo cual "LA CEDENTE" tendrá derecho a inspeccionar los trabajos de mina realizados por "LA CESIONARIA", quien además deberá permitir a personal de "LA CEDENTE" revisar toda la información técnica de que disponga como planos de muestreo, geológicos, secciones geológicas y de tumbe de mineral, definitivos o de avance, para subsanar dudas y/o correcciones.

Los impuestos derivados de los pagos mencionados anteriormente en virtud de la cesión de derechos y compraventa mencionadas, corresponden a cada una de las partes que resulte causante, de acuerdo a las leyes fiscales aplicables.

TERCERA.- Con excepción de cualquier responsabilidad relativa a las concesiones mineras que amparan los lotes San Vicente, título No. 187020, San Marcos, título No. 185486 y Nuestra Señora, título No. 185412, las responsabilidades derivadas de los derechos sobre las concesiones mineras que amparan **"LOS LOTES"** objeto de este contrato, de cualquier naturaleza legal, administrativa, fiscal, laboral o de cualquier otra índole que tengan su origen con anterioridad a la fecha de celebración del presente contrato, serán a cargo de **"LA CESIONARIA"**, quien responderá de todas las consecuencias legales liberando por tanto a **"LA CEDENTE"** de toda responsabilidad que pudiera surgir en la inteligencia de que cualquier gasto que por estos conceptos llegare a erogar **"LA CEDENTE"** le deberá ser previamente notificado a **"LA CESIONARIA"**, quién procederá a su reembolso.

CUARTA.- **"LA CEDENTE"** hará su mejor esfuerzo para que **"LA CESIONARIA"** esté en posibilidad de adquirir los derechos sobre concesiones mineras que no resultaran de interés para **"LA CEDENTE"** y apoyará a **"LA CESIONARIA"** para adquirir los derechos sobre concesiones mineras de algún tercero que tampoco resulte de interés para **"LA CEDENTE"**. Como contraprestación por lo anterior, cuando se trate de concesiones mineras de las que sea titular **"LA CEDENTE"** se negociará entre **"LAS PARTES"** el precio de las mismas. Cuando se trate de concesiones mineras provenientes de terceros y que **"LA CEDENTE"** las haga del conocimiento de **"LA CESIONARIA"** ésta pagará a **"LA CEDENTE"** un 5% del precio sobre los derechos de las concesiones mineras a negociar, mediante la emisión de acciones de Endeavour Silver Corp.

En reciprocidad a lo señalado en el párrafo anterior, **"LA CESIONARIA"** hará su mejor esfuerzo para ofrecer en su momento a **"LA CEDENTE"** proyectos que involucren concesiones mineras que resulten de una dimensión superior a la escala de operación de **"LA CESIONARIA"** y que resulten de interés a **"LA CEDENTE"**, así como proyectos que también involucren derechos sobre concesiones mineras de terceros que también resultaran de interés para **"LA CEDENTE"**, negociando en su momento **"LAS PARTES"** el precio de los mismos, respecto de los que sea titular **"LA CESIONARIA"**. Cuando se trate de proyectos relativos a concesiones mineras provenientes de terceros y que **"LA CESIONARIA"** los haga del conocimiento de **"LA CEDENTE"** ésta pagará en efectivo a **"LA CESIONARIA"** un 5% del precio que se pague sobre los derechos de las concesiones mineras a negociar.

QUINTA.- Las partes señalan como sus domicilios para oír y recibir todo tipo de notificaciones los siguientes:

"LA CEDENTE"

MINERA CAPELA, S.A. DE C.V.

Moliere 222 Piso 4°
Col. Los Morales
Sección Palmas
11540 México, D.F.

Atn: Ing. Octavio Alvídrez Cano

"LA CESIONARIA"

MINERA PLATA ADELANTE, S.A. DE C.V. Y/O ENDEAVOUR SILVER CORP

800 – 850 West Hastings Street
Vancouver BC
V6C 1E1 Canadá
Fax: 604-685-6744

Atn: Mr. Godfrey J. Walton

c.c.p. Bufete González Olguín, S.C.

Bosque de Alisos 47 B Desp. 101
Bosques de las Lomas
C.P. 05120 México. D.F.
Fax 55-30-00-40-40

Atn: Lic. Juan Manuel González Olguín

Las partes podrán en cualquier tiempo cambiar los domicilios antes mencionados, notificando una a la otra por escrito tal situación, con una anticipación de 10 (diez) días naturales.

SEXTA.- Para la interpretación, cumplimiento y ejecución del presente contrato, las partes convienen en sujetarse a las Leyes y Tribunales competentes de la Ciudad de México, Distrito Federal, independientemente de cualesquier otros que por razón de sus domicilios presentes o futuros o que por cualquier otra causa pudieren corresponderles.

SÉPTIMA.- Las partes se obligan a ratificar el presente contrato ante el Notario Público que elija **"LA CEDENTE"** y todos los gastos y honorarios que el

otorgamiento de la escritura cause serán por cuenta de **"LA CESIONARIA"**, así como también los gastos de inscripción ante el Registro Público de Minería.

Leído que fue el contrato, las partes lo firman en señal de conformidad el 28 de junio del 2005, en la ciudad de México, Distrito Federal.

"LA CEDENTE"
MINERA CAPELA, S.A. DE C.V.

ING. JAIME LOMELIN GUILLEN
APODERADO

"LA CESIONARIA"
MINERA PLATA ADELANTE, S.A. DE C.V.

ING. MIGUEL ANGEL CORNELIO ORDAZ RAMÍREZ
APODERADO

LIC. ADRIAN R. ITURBIDE GALINDO
ESTADOS UNIDOS MEXICANOS
NOTARIA 139 DISTRITO FEDERAL, MEXICO

ENDEAVOUR SILVER CORP

LIC. JUAN MANUEL GONZÁLEZ OLGUÍN
APODERADO

MINERA CAPELA, S.A. DE C.V.
UNIDAD GUANACEVI

ANEXO "A"

CONS	DESCRIPCION	NUMERO ACTIVO	UBICACION	ESTADO
	EDIFICIO MALACATE			
5	MALACATE DE MANTEO DE UN TAMBOR MARCA NORDBERG DE 60 X 46 PULGS CABLE DE 1 PULG SERIE 12345678910 CON BANCO DE RESISTENCIAS Y TABLERO DE CONTROL	27	MALACATE	REGULAR
6	MOTOR TRIFÁSICO DE CORRIENTE ALTERNA MODELO 16232230 MCA. IEM CAP 75 HP 1720 RPM TIPO HTC5YRD SER 5808001 ARM 404TX 440 V P/MALACATE	99	MALACATE	QUEMADO
7	REDUCTOR DE VELOCIDAD PARA MALACATE DE MANTEO NUM. 6380 TIPO 51 150 HP	25	MALACATE	REGULAR
8	FRENO MAGNÉTICO MARCA CUTLER HAMMER SERIE 800004		MALACATE	REGULAR
41	RACK PARA LAMPARAS MINERAS PARA 80 LAMPARAS MARCA MSA	41	LAMPISTERIA	REGULAR
42	CARGADOR RECTIFICADOR DE LÁMPARAS MINERAS MARCA INSTRUMEX MODELO E-1-100 SERIE 1498	35	LAMPISTERIA	REGULAR
	MALACATE AUXILIAR			
10	MALACATE DE MANTEO MCA. JOPER DE 1 TAMBOR TAMANO 14 X 15 PLG VC-1	52/114	MALACATE	REGULAR
11	MOTOR DE GASOLINA	211	MALACATE	CHATARRA
	CASTILLO			
14	BOTE DE MANTEO FABRICADO EN PLACA A.C.C. 1/4 PLG CAP. 2 TON.	104	CASTILLO	REGULAR
13	CASTILLO A BASE DE ACERO ESTRUCTURAL PLACA ANTIDERRAPANTE Y TECHO DE LA MINA GALVANIZADA ACANALADA 45,600 KGS. CON 300 MTS DE GUIAS DE RIEL TIPO VIA	20	CASTILLO	REGULAR
16	TOLVA P/ALMACENAMIENTO DE MINERAL GRUESO FAB PL 1/4 PLG A-C-C DIMS 5.0X3.0X3.30 MTS C/SHUTE DE DESCARGA FAB PL 1/4 PLG DIMS 0.80X0.80X1.95 MTS E/TIRO SANTA CRUZ SUPERFICIE (CASTILLO)	157	CASTILLO	REGULAR
	TALLER SUPERFICIE			
19	SOLDADORA ELECTRICA (SIN PLACA DE IDENTIFICACIÓN)		TALLER	REGULAR
21	GATO PARA DOBLAR RIEL ACERO FORJADO SIN PLACA DE DATOS N-13	120	TALLER	REGULAR
22	GATO PARA DOBLAR RIEL MCA THER ALDON CO. E	123	TALLER	REGULAR
33	GRASERA MCA ERKCO CAP. 20 LTS (EN OPERACION)	189	TALLER	REGULAR
34	GRASERA MCA ERKCO CAP. 15 LTS E VC-1 (EN OPERACIÓN)	189	TALLER	REGULAR
35	TALADRO DE BANCO MARCA CLAUSING SERIE 517658	105	TALLER	REGULAR
36	MOTOR HOWELL 3/4 DE HP (TALADRO DE BANCO)	105	TALLER	REGULAR
37	GATO HIDRAULICO DE ELEVACIÓN		TALLER	REGULAR
	BODEGA SUPERFICIE			
59	BASCULA DE PLATAFORMA MCA NUEVO LEON CAP 500 KG SER 233 54X74 CMS	333	BASCULA	BUENO
60	POLIPASTO MANUAL DE CADENA MCA BERG-STE EL CAP 5 TONS. SER. 70-134-4.ELEVACIÓN 3 MTS (BASCULA)	100	BASCULA	REGULAR
61	AFILADORA DE BARRENAS MCA ATLAS COPCO TIPO LSD-54 NO 875028 4100 R/M VC-1 (CUARTO BÁSCULA)	193	BASCULA	REGULAR
	POLVORIN			
62	CORTADORA EN CASQUILLADORA DE CANUFLA MCA DUPONT MOD SUPERIOR SER 287208	281	BASCULA	REGULAR
	INTERIOR MINA			
65	VIAS PARA CARROS MINEROS A BASE DE RIEL DE 60 LBS. 178 ML	76	MINA	REGULAR
66	SHUTE P/ALMACENAMIENTO DE MINERAL FAB PL 1/4 PLG DIMS 2.71X0.80X0.80X1.9 5 MTS EN INTERIOR MINA N-10	146	MINA	REGULAR
68	SHUTE P/ALMACENAMIENTO DE MINERAL FAB-PL 1/4 PLG DIMS 2.71X0.80X0.80X1.95 MTS	149	MINA	REGULAR
69	TOLVA P/ALMACENAMIENTO DE MINERAL GRUESO FAB.PL 1/4 PLG A-C-C DIMS 4.50X2.0X2.50 MTS C/SHUTE DE DESCARGA FAB. PL 1/4 PLG DIMS 2.71X0.40X0.88X1.95 MTS N-10	151	MINA	REGULAR
70	TOLVA P/ALMACENAMIENTO DE MINERAL GRUESO FAB PL 1/4 PLG A-C-C DIMS 4.50X2.0X2.50 MTS N-13	153	MINA	REGULAR
64	LOTE DE TUBERIA DIFERENTES DIAMETROS Y LONGITUDES EN INTERIOR MINA	103	MINA	REGULAR
65	LOTE TENDIDO DE RIEL 60 LBS DIFERENTES LONGITUDES EN INTERIOR MINA 1352 ML VC-7	[illegible]	MINA	REGULAR
71	TRANSFORMADOR DE 15 KM N-13	S/N	MINA	REGULAR
72	350MT CABLE USO RUDO CAL 3X3/0 D/ARRANCADOR CASA D/PZA A NIVEL 13 INTERIOR MINA	85	MINA	REGULAR
	OFICINAS MINA			
76	REFRIGERADOR MCA NIETO MOD REV400 SER GAL1093 127 V 603 1F CASA 9 E	226	OFICINAS	REGULAR
77	MAQUINA DE ESCRIBIR MECANICA OLYMPIA MOD SG-3 SERIE MB-5813095 ECO 6703	282	OFICINAS	REGULAR
78	MAQUINA CALCULADORA C/ROLLO Y PANTALLA OLYMPIA MOD CPD 3214 SER 7461245 NO 1005	285	OFICINAS	REGULAR
79	ENGARGOLADORA MCA COMBO SER 1107081 (OFICINA GUANACEVI)	287	OFICINAS	REGULAR
80	CALCULADORA C/ROLLO PANTALLA PRINTAFORM MOD 1444 SER 80574492 (OFICINA MINA)	292	OFICINAS	REGULAR
81	ESCRITORIO METALICO C/CUB DE FORMAICA 2 PED 2 GAV 2 CAJONES DIM 183X82X7 5 CMS	300	OFICINAS	REGULAR
82	SILLA METALICA GIRATORIA TIPO CONCHA FORRO VINIL	302	OFICINAS	REGULAR
83	ESRITORIO DE MADERA 2 PEDESTALES 1 G AV- 2 CAJONES DIMS 150X70X75 CMS	304	OFICINAS	REGULAR
84	GUILLOTINA MCA ARGENTO MOD 1103 SER 1742 (OFICINA GUANACEVI)	305	OFICINAS	REGULAR
85	ESCRITORIO METALICO CUB DE FORMAICA CON 2 PED 2 GAV 2 CAJ DIMS 183X95X75 CMS (OFICINA GUANACEVI)	313	OFICINAS	REGULAR
86	ARCHIVERO DE MADERA 2 GAV TAM OFICIO NO 42 COLOR NOGAL DIMS 70X50X67 CMS	317	OFICINAS	REGULAR
87	ARCHIVERO DE MADERA 2 GAV TAM OFICIO NO 43 DIMS 70X51X140 CMS	318	OFICINAS	REGULAR
88	CREDENZA DE MADERA C/3 CAJONES 2 PTAS CORREDIZAS DIMS 150X43X89 CMS NO 41 PTAS Y BISAGRAS 50X170X66 CMS OFICINA GUANACEVI	319	OFICINAS	REGULAR
89	ARCHIVERO METALICO MCA ROGIL TAM CARTA GAVETAS NO.63 DIMS 132X46X70 CMS (OFICINA GUANACEVI)	322	OFICINAS	REGULAR
90	MAQ CALCULADORA MOD 1444 PRINTAFORM SER 842990 (OFICINA GUANACEVI)	328	OFICINAS	REGULAR
91	SILLA METALICA GIRATORIA CON RADAJAS FORRO PLIANA 1/2 CONCHA ECO 54	360	OFICINAS	REGULAR
92	SILLA FIJA METALICA TUBULAR C/FORRO DE VINIL MCA PM STEELE CAFÉ	374	OFICINAS	REGULAR
94	PLANERO VERTICAL FAB EN MARCOS DE MADERA 3 CAJONES DE 1-3-8 PLG DIMS 180X150X07 CMS	384	OFICINAS	REGULAR
95	RESTIRADOR FAB EN TRIPLAY Y MADERA DIMS 160X100 CMS C/BANCO DE MADERA	387	OFICINAS	REGULAR

MINERA CAPELA, S.A. DE C.V.
UNIDAD GUANACEVI

ANEXO "A"

CONS	DESCRIPCION	NUMERO ACTIVO	UBICACIÓN	ESTADO
96	PLANERO VERTICAL EN MADERA 1-3/4 PLG DIMS 127X56 1/2X1.16 CMS	380	OFICINAS	REGULAR
97	ESCRITORIO DE MADERA C/PEDESTALES TRES CAJONES DIMS 150X75X74 CMS	381	OFICINAS	REGULAR
	CHATARRA SUPERFICIE			
101	LOCOMOTORA CLAYTON SERIE B2975 AÑO 82 U. SULTEPEE EN RELACION DE EQUIPO PRESTADO	63	SUPERFICIE	CHATARRA
102	PALA REZAGADORA MCA EIMCO MOD 21 SER. BP-N134-52 CAP 1/2 YDS C/MOTOR NEUMATICO NO BAE-38BH N-13	105	SUPERFICIE	CHATARRA
103	PALA REZAGADORA MCA EIMCO MOD 21 CAP 1/2 YDS C/MOTOR NEUMATICO SERIE 2632 2 N 10	106	SUPERFICIE	CHATARRA
104	LOCOMOTORA MACHA CAP 1.5 TONS S/PLACA DE DATOS VENTANILLA	108	SUPERFICIE	CHATARRA
105	LOCOMOTORA MANCHA NO ECO 2 S/PLACA DE DATOS C/CAJA DE BATERIAS EN SAN JOSE (PRESTADA)	116	SUPERFICIE	CHATARRA
106	CONCHA TIPO FRESNILLO CAP 33 FT3 FAB. A.C.C. 1/4 PLG NO ECO 18 N-13	121	SUPERFICIE	CHATARRA
107	CONCHA TIPO FRESNILLO CAP 33 FT3 FAB. A.C.C. 1/4 PLG NO ECO 14 N-13	122	SUPERFICIE	CHATARRA
111	CONCHA TIPO FRESNILLO CAP.33 FT3 FAB 1/4 PLG AC-C NO ECO 15 N-10	128	SUPERFICIE	CHATARRA
112	CONCHA TIPO FRESNILLO CAP.33 FT3 FAB 1/4 PLG AC-C NO ECO 13 N-10	129	SUPERFICIE	CHATARRA
113	CONCHA TIPO FRESNILLO CAP.33 FT3 FAB 1/4 PLG AC-C NO. ECO 18	130	SUPERFICIE	CHATARRA
114	CONCHA TIPO FRESNILLO CAP.33 FT3 FAB PLG 1/4PLG AC-C N.ECO 8 RUEDAS ACERO P/VIA 70 CMS	132	SUPERFICIE	CHATARRA
115	CONCHA TIPO FRESNILLO CAP. 33 FT3 FAB PL 1/4 PLG AC-C-C NO ECO 3 SIN RUEDAS Y BASE	134	SUPERFICIE	CHATARRA
116	CONCHA TIPO FRESNILLO CAP. 33 FT3 FAB PLG 1/4 PLG A-C-C NO ECO 5 FALTAN RUEDAS	136	SUPERFICIE	CHATARRA
117	CONCHA TIPO FRESNILLO CAP 33 FT3 FAB. PL 1/4 PLG A-C-C NO ECO 4 LE FALTAN RUEDAS	138	SUPERFICIE	CHATARRA
118	CONCHA TIPO FRESNILLO CAP. 33 FT3 FAB PL 1/4 PLG A-C-C NO ECO 2 LE FALTAN RUEDAS	139	SUPERFICIE	CHATARRA
119	CONCHA MINERA TIPO FRESNILLO CAP 33 FT3 FAB PL 1/R NO ECO 10 VC - 1	140	SUPERFICIE	CHATARRA
120	CONCHA TIPO FRESNILLO CAP 33FT3 FAB P ACC 1/4 PLG NO ECO 50 ENT SOCAVON	406	SUPERFICIE	CHATARRA
121	CONCHA TIPO FRESNILLO CAP 33FT3 FAB P ACC 1/4 PLG NO ECO 13 ENT SOCAVON	407	SUPERFICIE	CHATARRA
122	CONCHA TIPO FRESNILLO CAP 33FT3 FAB P ACC 1/4 PLG NO ECO 7 ENT SOCAVON	408	SUPERFICIE	CHATARRA
123	CONCHA TIPO FRESNILLO CAP 33FT3 FAB P ACC 1/4 PLG NO ECO 8,12,31 ENT SOCAVON	409	SUPERFICIE	CHATARRA
124	CONCHA TIPO FRESNILLO CAP 33FT3 FAB P ACC 1/4 PLG NO ECO 6,11 ENT SOCAVON	410	SUPERFICIE	CHATARRA
125	CONCHA TIPO FRESNILLO CAP 33FT3 FAB P ACC 1/4 PLG NO ECO S/NO ENT SOCAVON	411	SUPERFICIE	CHATARRA
	AREAS EXTERIORES			
126	TANQUE CILINDRICO HORIZONTAL PARA ALMACEN DE GASOLINA DE 1.24 MTS DIAMETRO POR 3.02 MTS DE LONGITUD	7	SUPERFICIE	MALO
127	COMPRESOR DE AIRE PORTÁTIL MARCA INGERSOLL RAND MODELO XL1400 SUPER SPIROFLO SERIE 116339U80570 CON MOTOR DIESEL DETROIT (MOTOR DAÑADO)	56	SUPERFICIE	CHATARRA
128	VENTILADOR AXIAL MCA CHAMPION BLOWER & FORCE CO. NO 4 TAM 20 (FUERA OPERACIÓN)	135	SUPERFICIE	CHATARRA
129	BOTE DE MANTEO FAB PLACA 1/4 PLG C/RUEDAS EMBALADAS 14 PLG-P/RIEL 60 LBS DIMS 0.82X1.24X1.66X2.64 MTS CAP 1 1/2 TONS	209	SUPERFICIE	ALO
130	COMPRESOR INGER SOLL-RAND MODELO XL1400	5	SUPERFICIE	MALO
131	TANQUE CILÍNDRICO VERTICAL PARA ALMACEN DE DIESEL FABRICADO EN PLACA DE 3/8 DE 2.15 DIAM POR 4.40 MTS ALTURA AZUL (COSTADO MALACATE)	9	SUPERFICIE	REGULAR
132	TANQUE PARA ALMACENAMIENTO DE AGUA REMACHADO CILÍNDRICO VERTICAL DE 1.50 MTS DIAM POR 3.14 MTS ALTURA	11	SUPERFICIE	REGULAR
133	TANQUE RECEPTOR DE AIRE CILINDRICO VERTICAL DE 0.71 MTS DIAMETRO POR 2.15 MTS ALTURA	13	SUPERFICIE	REGULAR
134	TANQUE RECEPTOR DE AIRE CILINDRICO HORIZONTAL DE 1.04 MTS DIAMETRO POR 3.04 MTS LONG ATRAS DE COMPRESORES	199	SUPERFICIE	REGULAR
135	BOMBA TRIPLEX MCA BEAN ROYAL TAMAÑO 1 1.0 PLG MODELO 535 (COSTADO MALACATE)	40	SUPERFICIE	BUENO
136	PLANTA GENERADORA DE CORRIENTE MARCA FAIRBANKS MORSE MODELO PG-201 SERIE X2P-3352 DE 250 KW CON MOTOR DIESEL DETROIT PARA 440 VOLTS	28	SUPERFICIE	MALO
137	SCOOP TRAM DE 1 YDS MARCA JARVIS CLARK MODELO JS-100 SERIE 7282505 MOTOR DIESEL MARCA DEUTZ	86	SUPERFICIE	MALO
138	CAMIONETA PICK-UP MCA CHEVROLET CUSTOM DELUXE C-15 MOD 1987 SER 3GCEC24T-9HM10- 6064 RFA 7838456 (EN OPERACIÓN)	97	SUPERFICIE	MALO
139	CAMIONETA PICK-UP MCA CHEVROLET CUSTOM DELUXE C-15 MOD 1987 SER 3GCEC24T-9HM10 4864 RFA 7897250 (EN OPERACIÓN)	118	SUPERFICIE	MALO
140	COMPRESOR ESTACIONARIO MCA. GARDNER DENVER MOD WBH 4013 SER. 201385 870 RPM PRES 100 LBS BORE 1P 7.5 BORE HP 5.75 STROKE C/MOTOR DIESEL MCA INTERNACIONAL NO 254475,R CTO. COMPRESORES	181	SUPERFICIE	MALO
144	POLIPASTO MANUAL DE CADENA MCA ENDORFEL CO CAP 4 TONS. MOD VC SER 13666	197	SUPERFICIE	REGULAR
145	TANQUE RECIBIDOR AIRE NO 2 FAB PLACA 3/8 PLG TAPAS TORESFERICAS DIMS 1.09 DIAM 2.48 MTS LONG	199	SUPERFICIE	REGULAR
146	BOMBA TRIPLEX MCA. BEAN ROYAL TAMAÑO 1.0 PLG. MODELO 535 (COSTADO CASTILLO)	201	SUPERFICIE	REGULAR
147	MOTOR ELÉCTRICO MCA. SIEMENS TIPO ILA 2554YK30 CAP 10 HP 1740 RPM SER 8469116 220/440 V EN BOMBA TRIPLEX (COSTADO CASTILLO)	213	SUPERFICIE	REGULAR
148	TANQUE PARA ALMACENAMIENTO DE DIESEL FAB PLACA 1/4 PLG TAPAS PLANAS DIMS LONG 3.0 MTS DIAM 2.30 M (DESMONTADO GOLPEADO)	272	SUPERFICIE	REGULAR
151	TANQUE P/TRANSPORTACION DE AGUA FAB EN PLACA DE 1/4 PLG DIMS 3.0X2.0X1.5 MTS	274	SUPERFICIE	REGULAR
152	TRANSFORMADOR TRIFASICO TIPO SECO MCA G.E. CAP 30 KVA SER 84558 480/220Y/127V C/APARTARRAYOS EN POSTE DE MADERA VC-1 (MINA GUANCEVI)		SUPERFICIE	REGULAR
158	MOTOR ELECTRICO SIN PLACA DE IDENTIFICACION 15 HP		SUPERFICIE	MALO
159	DEPOSITO DE AGUA (PIPA CIRCULAR FIJA) DE 4.40 MTS DE ALGO X 2.20 MTS. DE DIAMETRO (COSTADO ATILLER)		SUPERFICIE	REGULAR
160	DEPOSITO DE COMBUSTIBLE MEDIA PIPA CIRCULAR 3 MTS. DE ALTO X 2.40 DE DIAMETRO		SUPERFICIE	REGULAR
	COLONIA PUEBLO			
156	TRANSFORMADOR DE ACEITE MCA MECSA DE 15 KVA TRIFÁSICO SERIE 345 (TERRENO EL PAJARO)	33	COLONIA	REGULAR

----- YO, EL LICENCIADO ADRIAN ROGELIO ITURBIDE GALINDO, NOTARIO CIENTO TREINTA Y NUEVE DEL DISTRITO FEDERAL, CERTIFICO: Que por Acta número cincuenta y un mil seiscientos sesenta, de fecha veintiocho de junio de dos mil cinco, levantada en el Protocolo de la Notaría Ciento Treinta y Seis, en la que actúo como Asociado, de la que es Titular el Licenciado José Manuel Gómez del Campo López; el señor Ingeniero JAIME LOMELIN GUILLEN, en representación de "MINERA CAPELA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, el señor Ingeniero MIGUEL ANGEL CORNELIO ORDAZ RAMIREZ; en representación de "MINERA PLATA ADELANTE", SOCIEDAD ANONIMA DE CAPITAL VARIABLE, y el señor Licenciado JUAN MANUEL GONZALEZ OLGUIN, en representación de "ENDEAVOUR SILVER CORP., habiendo quedado debidamente acreditadas en la misma acta las respectivas personalidades con que comparecen; el primero por mí conocido y los demás debidamente identificados; todos con capacidad legal, reconocieron como suyas las firmas que calzan este documento por ser puestas de su puño y letra y lo ratificaron en todas sus partes, firmando nuevamente para constancia el día veintiocho de junio de dos mil cinco.- DOY FE.- ------------------

"MINERA CAPELA", SOCIEDAD ANONIMA DE CAPITAL VARIABLE,
representada por el señor Ingeniero JAIME LOMELIN GUILLEN.

"MINERA PLATA-ADELANTE", SOCIEDAD ANONIMA DE CAPITAL VARIABLE,
representada por el señor Ingeniero MIGUEL ANGEL CORNELIO ORDAZ RAMIREZ.

"ENDEAVOUR SILVER CORP.",
representada por el señor Licenciado
JUAN MANUEL GONZALEZ OLGUIN.

LICENCIADO ADRIAN ROGELIO ITURBIDE GALINDO.
NOTARIO CIENTO TREINTA Y NUEVE
DEL DISTRITO FEDERAL.